NEWS

FOR IMMEDIATE RELEASE

David A. Galloway Named as BMO Financial Group Chairman

     TORONTO, April 27, 2004 – The Board of Directors of BMO Financial Group today announced the appointment of Mr. David A. Galloway as Chairman of the Board, effective May 1, 2004. Tony Comper remains Chief Executive Officer and a member of the Board. He has also been appointed President. The decision by the Board to separate the roles of Chairman and CEO was announced by Mr. Comper at BMO’s Annual Meeting in February.

     Mr. Galloway has been a member of BMO’s board since 1998, and serves on the organization’s Risk Review Committee and the Human Resources and Management Compensation Committee. He is also a director of Harris Financial Corp., and serves on its Risk Oversight Committee. Mr. Galloway is the former President and CEO of Torstar Corporation. He is Chairman of the Board of Trustees of the Hospital for Sick Children in Toronto, and also serves on the boards of E. W. Scripps Company, Toromont Industries Ltd. and Hudson’s Bay Company.

     “I am deeply honoured by the confidence the Board has placed in me and I wish to assure BMO shareholders that the outstanding leadership provided by Lead Director Blair MacAulay in setting high standards in governance for our Board will continue,” said Mr. Galloway. “I look forward to my new role, and to continuing to work with the talented group of fellow directors and management team, as BMO continues its successful strategy of creating a top-performing North American financial services company.”

     After 33 years of dedicated service as a director of Bank of Montreal, the past seven as Lead Director, Mr. MacAulay is scheduled to retire at next year’s annual meeting. In light of his upcoming retirement, Mr. MacAulay and the Board of Directors have determined that it is the appropriate time to split the roles of Chairman and Chief Executive Officer. Making the change now provides ample time for a smooth transition period.

     “I am delighted with the Board’s selection of David Galloway as Chairman of the Board and look forward to working with him in his new role,” said President and CEO Tony Comper. “In 1997, BMO Financial Group was the first Canadian bank to appoint a Lead Director to ensure that the Board would operate independently of management. I want to acknowledge Blair MacAulay’s major contribution to the Board in this capacity.”

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     Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. With average assets of $268 billion as at January 31, 2004 and 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada and in the United States through its Canadian retail arm BMO Bank of Montreal; Chicago-based Harris Bank, a major U.S. mid-west financial services organization which also has wealth management offices across the United States; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and Harris Nesbitt, its U.S. investment and corporate banking operation.

Contacts:
Media Relations
Ian Blair, Toronto, ian.blair@bmo.com, (416) 867-3996
Ron Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Paul Gammal, Chicago, paul.gammal@harrisbank.com, (312) 461-6625

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Lynn Inglis, Toronto, lynn.inglis@bmo.com, (416) 867-5452

Internet: www.bmo.com